Exhibit 99.1

ATLANTICA YIELD PLC
Annual General Meeting of Shareholders
May 11, 2018

Final Report of the Inspector of Election

I, the undersigned, the duly appointed Inspector of Election at the Annual General Meeting of Shareholders (the “Meeting”) of Atlantica Yield plc (the “Company”), held on May 11, 2018 hereby certify that:

1)	Before entering upon the discharge of my duties as Inspector of Election at the Meeting, I took and signed an Oath of Inspector of Election.

2)	The Meeting was held at the Hilton London Syon Park Hotel, Syon Park, Brentford, Middlesex TW8 IJF, United Kingdom, pursuant to notice duly given.

3)
At 1.30 p.m. of May 9, 2018, the record date for the determination of shareholders entitled to vote at the Meeting, there were shares of the Company’s Common Stock, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company.

4)	At the Meeting, the holders of 80,350,033 shares of the Company’s Common Stock were represented in person, constituting a quorum.

5)	The undersigned canvassed the votes of the shareholders cast by ballot or proxy on the matters presented at the Meeting.

6)	At the Meeting, the vote on a resolution to receive the accounts and reports of the directors and auditors for the year ended 31 December 2017, was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

79,463,415	3,393	883,225	0

7)	At the Meeting, the vote to approve the directors' remuneration report, excluding the directors' remuneration policy, for the year ended 31 December 2017, was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

75,408,187	4,046,390	895,456	0

8)
At the Meeting, the vote to reappoint Deloitte LLP and Deloitte S.L. as auditors of the Company until 31 December 2018 and appoint Ernst & Young LLP and Ernst & Young, S.L. from 1st January 2019 until 31 December 2022, was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

79,474,988	3,206	871,839	0

9)	At the Meeting, the vote to authorise the Audit Committee to determine the auditors' remuneration was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

79,486,076	3,566	860,391	0

10)	At the Meeting, the vote to elect Ian Edward Robertson as director was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

75,294,014	4,183,992	872,027	0

11)	At the Meeting, the vote to elect Christopher Kenneth Jarratt as director was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

75,293,449	4,184,512	872,072	0

12)	At the Meeting, the vote to elect Gonzalo Urquijo as director was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

57,455,841	22,022,121	872,071	0

13)	At the Meeting, the vote to approve the redemption of the share premium account was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

78,988,666	18,609	1,342,758	0

14)	At the Meeting, the vote to approve the amendment of Article 42.1 of the Company Articles of Association was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

79,000,780	449,465	899,788	0

IN WITNESS WHEREOF, I have made this Final Report and have been hereunto set my hand this 11th day of May 2018.

Inspector of Election

/s/Anthony Carideo
Anthony Carideo